NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

5441

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

Management’s Discussion and Analysis
For the year ended December 31, 2021
February 16, 2022
The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2021 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A "non-GAAP financial measure" is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as "adjusted EPS", "adjusted net earnings", "total combined revenue", "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "gross profit", "growth capital", "invested capital", "net debt", "senior debt", "sustaining capital" and "total debt". We also use supplementary financial measures such as "gross profit margin" in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading "Financial Measures".

Management's Discussion and Analysis December 31, 2021	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended
	December 31,
	2021	2020(iii)	Change
Revenue	$654,143	$498,468	$155,675
Total combined revenue(i)	812,226	583,463	228,763

Gross profit	90,417	92,218	(1,801)
Gross profit margin	13.8%	18.5%	(4.7)%

Operating income	55,128	67,122	(11,994)

Adjusted EBITDA(i)	207,333	174,336	32,997
Adjusted EBITDA margin(ii)	25.5%	29.9%	(4.4)%

Net income and comprehensive income available to shareholders	51,410	49,208	2,202
Adjusted net earnings(i)	58,243	48,746	9,497

Cash provided by operating activities	165,180	146,550	18,630
Cash provided by operating activities prior to change in working capital	164,509	149,943	14,566

Free cash flow(i)	67,232	43,506	23,726

Purchase of PPE	112,563	117,069	(4,506)
Sustaining capital additions(i)	102,183	98,650	3,533
Growth capital additions(i)	6,795	37,665	(30,870)

Basic net income per share	$1.81	$1.75	$0.06
Adjusted EPS(i)	$2.06	$1.73	$0.33
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Revenue of $654.1 million represents a $155.7 million (or 31.2%) increase from the full year of 2020 reflecting the improved operating conditions, particularly the quarter-over-quarter improvements when comparing to Q2 and Q3 of 2020. The primary drivers of this significant increase were the step change in demand for mine support work equipment rentals at the Kearl mine and the re-mobilized equipment fleet at the Fort Hills mine. Our diversification efforts continue to drive positive changes as the July 1, 2021 acquisition of DGI (Aust) Trading Pty Ltd. ("DGI") provided a half year of revenue on target due to a seamless transition and strong global demand for heavy equipment parts and components. Lastly, our external maintenance program completed various projects during second half of 2021 and is growing with increased capacity from recent facility expansions.
Starting in Q3 2021, we began disclosing combined revenue to more thoroughly reflect the growing contribution from the investments we have in partnerships and joint ventures. Our intention is for reported revenue to reflect our wholly-owned entities with remaining interests being accounted for in equity earnings. We are confident that this will improve understanding for the readers of our financial reports.
Combined revenue of $812.2 million in 2021 represents a $228.8 million (or 39.2%) year-over-year increase. Our share of revenue generated in 2021 by joint ventures and affiliates was $158.1 million compared to $85.0 million in 2020 (an increase of 86.0%). Nuna Group of Companies achieved outstanding top-line performance during the year driven by the full year activity at the gold mine in Northern Ontario. In addition to Nuna, our share of revenue was bolstered by the various joint venture initiatives which are all gaining momentum: i) the investments being made by the Mikisew North American Limited Partnership in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the newly formed joint ventures dedicated to the Fargo-Moorhead flood diversion project. The Fargo-Moorhead project secured financing and achieved the formal financial close milestone in the quarter which provided the ability to recognize income in 2021. Costs incurred to year-end were primarily related to the hiring of staff and initial set-up of certain facilities, equipment and processes in Fargo, North Dakota.

Management's Discussion and Analysis December 31, 2021	M-2	North American Construction Group Ltd.

For the full year 2021, gross profit was $90.4 million, or 13.8% of revenue, down from $92.2 million and down from 18.5% of revenue in the previous year. For the entirety of 2021, persistent increases in operating costs from employee absenteeism and the costs associated with pandemic risk mitigation measures in place at the mine sites remained very prevalent. At the same time, the favourable impacts of the federal Canada Emergency Wage Subsidy ("CEWS") program subsided. Equipment maintenance costs and the complex, challenging working conditions at the Millennium mine also hampered margins in 2021. Partial offsets to these factors were the acquisition of DGI, which yielded higher margins on component and parts sales, as well as the contributions from operations support contracts at coal mines in Texas and Wyoming. Included in the gross profit margin for the year was depreciation of $108.0 million, or 16.5% of revenue, which is an increase from our prior year expense of $88.8 million but a decrease from our prior year rate of 17.8% as more productive operating hours generated higher revenue.
General and administrative expenses (excluding stock-based compensation) were $23.8 million, or 3.6% of revenue, compared to $22.5 million, or 4.5% of revenue. The decrease as a percentage of revenue reflects higher year-over-year revenue while gross costs increased as a result of the acquisition of DGI in Q3 2021, generally higher business activity levels and lower CEWS amounts received in the current year.
In managing the challenges of recovering from a global pandemic, adjusted EBITDA of $207.3 million represents a 18.9% increase from the prior year result of $174.3 million and reflects the recovery in demand that was experienced during 2021. Adjusted EBITDA margin of 25.5% illustrates solid operating performance across all our various diversified work sites. Regional isolation protocols, vaccination requirements and the decreased CEWS program in 2021 contributed to the year-over-year decrease in margin but were mitigated through effective change management and our disciplined approach to site performance. The margin was impacted by increased equipment maintenance activities, particularly at the Millennium mine, to ensure our fleet is operating at full capacity heading into the remainder of the 2021/2022 winter season. Offsetting these decreases were the particularly strong operating performances of the Aurora and Fort Hills mines and, as mentioned above, the strong diversified margin profile from parts and component sales by DGI.
Net interest expense was $19.0 million for the year including approximately $1.1 million of non-cash interest. Our average cash cost of debt for the year was 4.3% and was primarily driven by the rates paid on our Credit Facility as well as the competitive interest rates related to secured equipment financing. Adjusted EPS of $2.06 on adjusted net earnings of $58.2 million is 19.1% up from the prior year figure of $1.73 and is consistent with the percentage increase of adjusted EBITDA as depreciation, tax and interest generally tracked consistently with the prior year. Weighted-average common shares outstanding for the full years of 2021 and 2020 were 28.3 million and 28.2 million, respectively.
Free cash flow of $67.2 million is the culmination of adjusted EBITDA of $207.3 million, mentioned above, less sustaining capital additions of $102.2 million and cash interest paid during the year of $17.0 million. Changes in routine working capital balances were minimal for the year with the remaining two drivers for free cash flow generation being i) the timing impacts of capital work in process and capital inventory which required initial cash investment as we build our maintenance and component rebuild capabilities and ii) joint venture activity which required working capital support over full year of 2021.

Management's Discussion and Analysis December 31, 2021	M-3	North American Construction Group Ltd.

Impact of and Response to COVID-19
During 2021, the global COVID-19 pandemic continued to impact operations albeit to a much lesser degree than 2020. As with many of our peers in North America, mid-2021 marked a noticeable and positive change with regards to the pandemic as vaccination rates lowered severe outcomes and hospitalizations, which in turn had the effect of lowering site operational restrictions we had been subject to. The Fort McMurray region experienced a difficult third wave with their highest case counts being recorded during that time and a correlating impact on workforce availability in April and May 2021.
Since the onset in mid-March 2020, we have been aggressive with measures to protect our employees, customers and our Company. We have worked collaboratively with mine and work sites owners throughout North America as they tightened site access and made decisions based on their specific and unique circumstances. We provided essential services to these sites where allowed, and have been able to carry-on operations through the adoption of enhanced safety and health monitoring protocols.
The safety of our employees is paramount. We believe that every employee is entitled to a safe workplace and the strict safety policies that put worker health and safety first, were in place prior to this outbreak. Our legacy commitment to safety has been challenged during this pandemic and we are embracing this challenge by implementing procedures and practices to keep our employees safe. These actions not only keep our employees safe, but also their families and friends, as well as our broader provincial, national and global communities.

Management's Discussion and Analysis December 31, 2021	M-4	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Five year financial performance

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2021	2020 (iii)	2019(iii)	2018(iii)	2017(iii)
Operating Data
Revenue	$654,143	$498,468	$715,110	$405,384	$288,247
Gross profit	90,417	92,218	94,338	69,081	39,247
Gross profit margin	13.8%	18.5%	13.2%	17.0%	13.6%
Operating income	55,128	67,122	57,131	30,218	13,783
Adjusted EBIT(i)	92,661	81,418	70,962	43,072	17,429
Adjusted EBITDA(i)	207,333	174,336	174,379	101,834	63,082
Adjusted EBITDA margin(ii)	25.5%	29.9%	23.4%	24.7%	21.6%
Comprehensive income	51,410	49,208	36,878	15,286	5,264
Adjusted net earnings(i)	58,243	48,746	43,721	24,875	8,197

Per share information
Basic net income per share	$1.81	$1.75	$1.45	$0.61	$0.20
Diluted net income per share	$1.64	$1.60	$1.23	$0.54	$0.18
Adjusted EPS(i)	$2.06	$1.73	$1.72	$1.00	$0.31

Balance Sheet Data
Total assets	$869,278	$839,063	$793,152	$689,554	$381,409

Current portion of financial lease obligations and long-term debt	44,728	43,158	47,680	62,136	28,898
Non-current portion of financial lease obligations and long-term debt	340,898	386,169	364,412	322,006	109,623
Total debt(i)	385,626	429,327	412,092	384,142	138,521
Cash	(16,601)	(43,447)	(5,208)	(19,450)	(7,291)
Net debt(i)	369,025	385,880	406,884	364,692	131,230
Total shareholders' equity	278,463	248,443	180,119	149,721	145,924
Invested capital(i)	$647,488	$634,323	$587,003	$514,413	$277,154

Outstanding common shares, excluding treasury shares	28,458,115	29,166,630	25,777,445	25,004,205	25,452,224
Cash dividend declared per share	0.16	0.16	0.12	0.08	0.08
(i)See "Non-GAAP Financial Measures"
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis December 31, 2021	M-5	North American Construction Group Ltd.

Summary of net income

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2021	2020(iii)	2021	2020(iii)
Revenue	$181,001	$136,076	$654,143	$498,468
Project costs	68,077	39,552	223,537	140,341
Equipment costs	60,810	47,708	232,173	177,127
Depreciation	29,050	26,248	108,016	88,782
Gross profit	$23,064	$22,568	$90,417	$92,218
Gross profit margin	12.7%	16.6%	13.8%	18.5%
General and administrative expenses (excluding stock based compensation)	3,694	6,268	23,768	22,493
Stock-based compensation expense	1,643	4,839	11,606	1,944
Operating income	17,464	11,439	55,128	67,122
Interest expense, net	5,250	4,435	19,032	18,656
Net income	15,308	10,044	51,408	49,208

Adjusted EBITDA(i)	56,285	45,192	207,333	174,336
Adjusted EBITDA margin(ii)	24.0%	26.6%	25.5%	29.9%

Per share information
Basic net income per share	$0.54	$0.34	$1.81	$1.75
Diluted net income per share	$0.48	$0.32	$1.64	$1.60
Adjusted EPS(i)	$0.59	$0.36	$2.06	$1.73
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Revenue from wholly-owned entities per financial statements	181,001	136,076	654,143	498,468
Share of revenue from investments in affiliates and joint ventures	108,291	48,194	332,440	159,054
Adjustment for joint ventures	(54,394)	(14,293)	(174,357)	(74,059)
Total combined revenue(i)	$234,898	$169,977	$812,226	$583,463
(i)See "Non-GAAP Financial Measures"
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis December 31, 2021	M-6	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(iii)	2021	2020(iii)
Net income	$15,308	$10,044	$51,408	$49,208
Adjustments:
Loss (gain) on disposal of property, plant and equipment	263	22	(85)	659
Stock-based compensation expense	1,643	4,839	11,606	1,944
Net realized and unrealized gain on derivative financial instruments	—	(3,429)	(2,737)	(4,266)
Write-down on asset held for sale	—	—	700	1,800
Tax effect of the above items	(438)	(1,118)	(2,649)	(599)
Adjusted net earnings(i)	$16,776	$10,358	$58,243	$48,746
Adjustments:
Tax effect of the above items	438	1,118	2,649	599
Interest expense, net	5,250	4,435	19,032	18,656
Income tax expense	2,487	319	9,285	11,264
Equity loss (earnings) in affiliates and joint ventures(i)	(5,581)	70	(21,860)	(7,740)
Equity investment EBIT(i)	5,768	1,284	25,312	9,893
Adjusted EBIT(i)	$25,138	$17,584	$92,661	$81,418
Adjustments:
Depreciation and amortization	29,242	26,292	108,333	89,309
Write-down on asset held for sale	—	—	(700)	(1,800)
Equity investment depreciation and amortization(i)	1,905	1,316	7,039	5,409
Adjusted EBITDA(i)	$56,285	$45,192	$207,333	$174,336
Adjusted EBITDA margin(ii)	24.0%	26.6%	25.5%	29.9%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Equity (earnings) loss in affiliates and joint ventures	$5,581	$(70)	$21,860	$7,740
Adjustments:
Interest expense, net	(73)	149	168	376
Income tax expense	294	1,125	3,204	1,374
Gain on disposal of property, plant and equipment	(34)	80	80	403
Equity investment EBIT(i)	$5,768	$1,284	$25,312	$9,893
(i)See "Non-GAAP Financial Measures"
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis December 31, 2021	M-7	North American Construction Group Ltd.

Analysis of three months and year ended December 31, 2021 results
Revenue
For the three months ended December 31, 2021, revenue was $181.0 million, up from $136.1 million in the same period last year. The majority of this quarter-over-quarter positive variance was generated by the equipment fleet at the Fort Hills mine which was remobilized in the third quarter of 2021. Additionally, the demand for mine support work and equipment rental support at the Kearl mine was stronger than the prior quarter. Lastly, the completion of three haul truck rebuilds by our external maintenance program and the acquisition of the Australian component supplier DGI bolstered revenue in Q4 2021.
For the year ended December 31, 2021, revenue was $654.1 million, up from $498.5 million for the year ended December 31, 2020. The increase of 31.2% reflects the fourth quarter increases mentioned above combined with a strong demand for equipment rental support and overburden removal activities at the Millennium mine and an expanded winter reclamation program at the Aurora mine. The completion of the overburden and ditch construction work at the Kearl mine also positively impacted revenue in the year.
Gross profit
For the three months ended December 31, 2021, gross profit was $23.1 million or 12.7% of revenue, up from a gross profit of $22.6 million, but down from a 16.6% gross margin in the same period last year. The improvement in gross profit in the current period was driven by the variety of increases in demand mentioned above. The gross profit margin variance quarter-over-quarter was impacted by increased equipment maintenance activities, primarily at the Millennium mine, as we performed the required maintenance services to ensure the fleet is operating at full capacity for the large demand of work for the remainder of the important winter season. Furthermore, CEWS impacted the variance as it was a significant program in place in the prior quarter. Offsetting these decreases was the strong operational execution of the scopes of work at the Aurora and Fort Hills mines and the diversified margin profile from component and parts sales by DGI.
There are no amounts related to CEWS receipts included in the three months ended December 31, 2021. Included in the three months ended December 31, 2020 was $6.5 million of which $6.0 million is included in gross profit.
For the year ended December 31, 2021, gross profit was $90.4 million, or 13.8% of revenue, down from $92.2 million and 18.5% of revenue in the previous year. The gross profit margin impacts experienced in the fourth quarter discussed above were largely experienced throughout the year. Increases in operating costs from employee absenteeism and the costs associated with risk mitigation measures in place at the mine sites remained very prevalent throughout 2021 as the impact of the CEWS program subsided. Equipment maintenance costs and the complex working conditions at the Millennium mine hampered margins at that site. Partially offsetting these full year factors were the consistent operating efficiency on the reclamation scope at the Aurora mine and the strong performance of the newly awarded scopes at the Fort Hills mine. Our operations support services at the two coal mines in the U.S. also positively impacted margin given the nature of those mine management contracts.
For the year ended December 31, 2021, results include $13.2 million related to CEWS receipts of which $12.5 million is included in gross profit. In the same period last year, results include $28.0 million of which $25.2 million is included in gross profit.
For the three months ended December 31, 2021, depreciation was $29.1 million, or 16.0% of revenue, up from $26.2 million (or 19.3% of revenue) in the same period last year. Depreciation for the year ended December 31, 2021 was $108.0 million, (16.5% of revenue), up from $88.8 million (17.8% of revenue) for the year ended December 31, 2020. The increases in gross depreciation are the result of higher operating equipment hours utilization by the fleet in 2021. The depreciation percentages in 2021 were lower than the comparable periods in 2020 due to more effective and productive use of the fleet when compared to the inefficiencies experienced especially in Q2 and Q3 of 2020. Furthermore, an increase in the use of rental equipment in 2021 when compared to 2020 was a noticeable factor in the reduction of depreciation as a percentage of revenue.

Management's Discussion and Analysis December 31, 2021	M-8	North American Construction Group Ltd.

Operating income
For the three months ended December 31, 2021, operating income was $17.5 million, compared to operating income of $11.4 million during the same period last year. G&A expense excluding stock-based compensation expense was $3.7 million, or 2.0% of revenue for the three months ended December 31, 2021, down from $6.3 million, or 4.6% of revenue in the same period last year. The decrease in the current period expense compared to prior year was due to recognition of reimbursable bid costs received in excess of amounts capitalized, offset by the acquisition of DGI in Q3 2021 as well as higher CEWS receipts in the prior year. For the three months ended December 31, 2021, there are no amounts related to the CEWS program as a reduction in general and administrative expenses compared to $0.5 million received in the previous period.
For the year ended December 31, 2021, operating income was $55.1 million, down from $67.1 million for the year ended December 31, 2020. G&A expense, excluding stock-based compensation expense was $23.8 million for the year ended December 31, 2021, or 3.6% of revenue, up from the $22.5 million, and down from 4.5% of revenue, recorded in the year ended December 31, 2020. The year-over-year gross increase was due to the acquisition of DGI in Q3 2021, generally higher business activity levels and lower CEWS receipts received in the current year. For the year ended December 31, 2021, we received $0.8 million from the CEWS program as a reduction in general and administrative expenses compared to $2.9 million received in the previous year.
For the three months and year ended December 31, 2021, stock-based compensation was $1.6 million and $11.6 million, respectively. For the three months and year ended December 31, 2020, stock- based compensation was $4.8 million and $1.9 million, respectively. The year-over-year change is primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(i)	2021	2020(i)
Interest expense
Credit Facility	$1,527	$2,054	$6,559	$8,189
Convertible debentures	1,733	691	5,148	3,299
Finance lease obligations	480	687	2,260	3,176
Mortgage	622	246	1,350	999
Promissory notes	126	115	450	664
Financing obligations	366	402	1,562	1,265
Amortization of deferred financing costs	312	204	1,064	1,091
Other interest expense	88	154	701	154
Interest expense	$5,254	$4,553	$19,094	$18,837
Other interest expense (income)	(4)	(118)	(62)	(181)
Total interest expense	$5,250	$4,435	$19,032	$18,656
Equity loss (earnings) in affiliates and joint ventures	(5,581)	70	(21,860)	(7,740)
Net realized and unrealized gain on derivative financial instruments	—	(3,429)	(2,737)	(4,266)
Income tax expense	2,487	319	9,285	11,264
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Total interest expense was $5.3 million during the three months ended December 31, 2021, up from $4.4 million in the same period last year. In the year ended December 31, 2021, total interest expense was $19.0 million, up from the $18.7 million in the year ended December 31, 2020. The increase in interest expense in both periods can be primarily attributed to the addition of 5.50% convertible debentures which was not fully offset by the decrease in interest related to our Credit Agreement ("the Credit Facility").
Cash related interest expense for the three months ended December 31, 2021, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $4.9 million and represents an average cost of debt of 4.7% when factoring in the Credit Facility balances during the quarter (compared to 4.2% for the three months ended December 31, 2020). Cash related interest expense for the year ended December 31, 2021, excluding deferred financing cost of amortization of $1.1 million, was $18.0 million and represents an average cost of debt of 4.3% (compared to 4.1% for the year ended December 31, 2020).

Management's Discussion and Analysis December 31, 2021	M-9	North American Construction Group Ltd.

Equity earnings in affiliates and joint ventures was $5.6 million for the three months ended December 31, 2021, up from a loss of $0.1 million in the same period last year. In the year ended December 31, 2021 equity earnings in affiliates and joint ventures was $21.9 million up from the $7.7 million in the year ended December 31, 2020. Nuna Group of Companies achieved outstanding operational performance during the year driven by the full year activity at the gold mine in Northern Ontario. In addition to Nuna, equity earnings was bolstered by the various joint venture initiatives which are all gaining momentum: i) the investments being made by the Mikisew North American Limited Partnership in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the newly formed joint ventures dedicated to the Fargo-Moorhead flood diversion project. The Fargo-Moorhead project secured financing and achieved the formal financial close milestone in the quarter which provided the ability to recognize income in 2021. Costs incurred to year-end were primarily related to the hiring of staff and initial set-up of certain facilities, equipment and processes in Fargo, North Dakota.
For the year ended December 31, 2021, we realized a gain of $7.1 million (unrealized gain at December 31, 2020 of $4.3 million) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed on September 30, 2021.
We recorded income tax expense of $2.5 million and $9.3 million, respectively, during the three months and year ended December 31, 2021, an increase from the $0.8 million and a decrease from the $11.3 million deferred income tax expense recorded in the respective prior year periods. The current quarter income tax expense was higher than Q4 2020 due to higher earnings. The current year income tax expense approximates our combined effective corporate tax rate of 23%.
A reconciliation of basic net income per share to adjusted EPS is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020	2021	2020
Net income	$15,308	$10,044	$51,408	$49,208
Interest from convertible debentures (after tax)	1,480	597	4,410	2,370
Diluted net income available to common shareholders	$16,788	$10,641	$55,818	$51,578

Adjusted net earnings(i)	$16,776	$10,358	$58,243	$48,746

Weighted-average number of common shares	28,455,992	29,157,143	28,325,489	28,165,130
Weighted-average number of diluted shares	35,140,822	33,180,912	33,946,957	32,300,824

Basic net income per share	$0.54	$0.34	$1.81	$1.75
Diluted net income per share	$0.48	$0.32	$1.64	$1.60
Adjusted EPS(i)	$0.59	$0.36	$2.06	$1.73
(i)See "Non-GAAP Financial Measures".
Summary of consolidated quarterly results
A number of factors contribute to variations in our quarterly financial results between periods, including:
•changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;
•seasonal weather and ground conditions;
•certain types of work that can only be performed during cold, winter conditions when the ground is frozen;
•the timing and size of capital projects undertaken by our customers on large oil sands projects;
•the timing of equipment maintenance and repairs;
•the timing of project ramp-up costs as we move between seasons or types of projects;
•the timing of resolution for claims and unsigned change-orders;
•the timing of "mark-to-market" expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and
•the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

Management's Discussion and Analysis December 31, 2021	M-10	North American Construction Group Ltd.

The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2021	Q3 2021(iv)	Q2 2021(iv)	Q1 2021(iv)	Q4 2020(iv)	Q3 2020(iv)	Q2 2020(iv)	Q1 2020(iv)
Revenue	$181.0	$166.0	$139.3	$167.8	$136.1	$93.6	$70.6	$198.3
Gross profit	23.1	21.7	14.5	31.2	22.6	14.8	20.7	34.1
Adjusted EBITDA(i)	56.3	47.5	42.4	61.1	45.2	37.1	32.1	59.9
Net income	15.3	14.0	2.7	19.4	10.0	6.8	13.3	19.0
Basic income per share(ii)	$0.54	$0.49	$0.10	$0.68	$0.34	$0.23	$0.46	$0.74
Diluted income per share(ii)	$0.48	$0.44	$0.09	$0.62	$0.32	$0.22	$0.42	$0.67
Adjusted EPS(i)(ii)	$0.59	$0.50	$0.32	$0.65	$0.36	$0.26	$0.45	$0.70

Cash dividend per share(iii)	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
All other events being equal, oil sands mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. Extreme winter weather conditions, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability.
We generally experience a seasonal decline in our oil sands mine site support revenue, such as reclamation and muskeg removal services, during the three months ended June 30 of each year as weather conditions make performance of this heavy equipment intensive work difficult during this period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year-to-year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.
Mine support activities for resource mines outside the oil sands typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position
As at December 31, 2021, our total liquidity was $197.7 million, comprised of $16.6 million in cash and $181.1 million of unused borrowing availability on the Credit Facility. This is compared to our total liquidity of $148.0 million at December 31, 2020, comprised of $43.9 million cash, and $104.1 million available and unused Credit Facility borrowings. Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at December 31, 2021, we had $28.6 million in unused finance lease borrowing availability under our Credit Facility, compared to $29.6 million at December 31, 2020. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases. As at December 31, 2021, our total available capital liquidity was $226.3 million, comprised of total liquidity plus unused finance lease borrowing availability under our Credit Facility compared to $177.6 million at December 31, 2020.

Management's Discussion and Analysis December 31, 2021	M-11	North American Construction Group Ltd.

A reconciliation of long-term debt to senior, total and net debt is as follows:

(dollars in thousands)	December 31, 2021	December 31, 2020(iii)	Change
Cash	$16,601	$43,447	$(26,846)
Working capital assets
Accounts receivable	$68,787	$36,231	$32,556
Contract assets	9,759	7,008	2,751
Inventories	44,544	19,151	25,393
Contract costs	2,673	1,969	704
Prepaid expenses and deposits	6,828	4,977	1,851
Working capital liabilities
Accounts payable	(76,251)	(41,428)	(34,823)
Accrued liabilities	(33,389)	(19,382)	(14,007)
Contract liabilities	(3,349)	(1,512)	(1,837)
Total net working capital (excluding cash)	$19,602	$7,014	$12,588

Property, plant and equipment	640,950	632,210	8,740
Total assets	869,278	839,063	30,215

Finance lease obligations(i)	54,721	69,472	(14,751)
Credit Facility(i)	110,000	220,000	(110,000)
Promissory notes(i)	13,210	12,726	484
Financing obligations(i)	47,945	50,923	(2,978)
Senior debt(ii)	$225,876	$353,121	$(127,245)
Convertible debentures(i)	129,750	55,000	74,750
Mortgage(i)	30,000	21,206	8,794
Total debt(ii)	$385,626	$429,327	$(43,701)
Cash	(16,601)	(43,447)	(26,846)
Net debt(ii)	$369,025	$385,880	$(16,855)
Total shareholders' equity	278,463	248,443	30,020
Invested capital(ii)	$647,488	$634,323	$13,165
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
As at December 31, 2021, we had $1.4 million in trade receivables that were more than 30 days past due, compared to $0.2 million as at December 31, 2020. As at December 31, 2021 and December 31, 2020, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract, usually 45 days after completion of the work. However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2021, holdbacks totaled $0.4 million, up from the $0.1 million balance as at December 31, 2020.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances in the early phases of such projects.
Capital resources
Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.

Management's Discussion and Analysis December 31, 2021	M-12	North American Construction Group Ltd.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2022 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

Reconciliation of capital additions	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(iii)	2021	2020(iii)
Purchase of PPE	$25,937	$27,281	$112,563	$117,069
Additions to intangibles	483	1	1,228	272
Gross capital expenditures	$26,420	$27,282	$113,791	$117,341
Proceeds from sale of PPE	(1,544)	(707)	(17,141)	(2,784)
Change in capital inventory and capital work in progress(i)(ii)	2,051	3,360	(6,870)	(6,124)
Capital expenditures, net(i)	26,927	29,935	89,780	108,433
Finance lease additions	—	—	19,198	27,882
Capital additions(i)	$26,927	$29,935	$108,978	$136,315
(i)See "Non-GAAP Financial Measures".
(ii)Included in property, plant and equipment on the Consolidated Balance Sheets is $39.2 million (2020 - $32.3 million) of capital inventory and capital work in progress.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Sustaining	$20,192	$26,757	$82,985	$96,500
Growth	6,735	3,178	6,795	11,933
Capital expenditures, net(i)	26,927	29,935	89,780	108,433

Sustaining	—	—	19,198	2,150
Growth	—	—	—	25,732
Finance lease additions	—	—	19,198	27,882

Sustaining	20,192	26,757	102,183	98,650
Growth	6,735	3,178	6,795	37,665
Capital additions(i)	$26,927	$29,935	$108,978	$136,315
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Sustaining capital additions for the three months ended December 31, 2021 were $20.2 million and were primarily made up of capitalized maintenance performed on the existing fleet. For the year ended December 31, 2021, sustaining capital expenditures were $102.2 million and were predominantly comprised of capital expenditures dedicated to routine capital maintenance activities required to maintain the existing fleet.
Growth capital additions for the three months ended December 31, 2021 were $6.7 million and for the year ended December 31, 2021 were $6.8 million. This spending was comprised of costs related to the heavy equipment maintenance facility expansion which recently became available for use. Further to the growth capital additions above is the acquisition of DGI, totaling $13.7 million.
A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (60.0%), finance leased (33.0%) and rented equipment (7.0%).

Management's Discussion and Analysis December 31, 2021	M-13	North American Construction Group Ltd.

Summary of consolidated cash flows

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(i)	2021	2020(i)
Cash provided by operating activities	$65,895	$62,493	$165,180	$146,550
Cash used by investing activities	(24,301)	(25,158)	(99,269)	(112,827)
Cash (used) provided by financing activities	(40,022)	(33,685)	(92,759)	4,516
Net increase (decrease) in cash	$1,572	$3,650	$(26,848)	$38,239
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Operating activities

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(i)	2021	2020(i)
Cash provided by operating activities prior to change in working capital	$44,872	$44,656	$164,509	$149,943
Net changes in non-cash working capital	21,023	17,837	671	(3,393)
Cash provided by operating activities	$65,895	$62,493	$165,180	$146,550
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Cash provided by operating activities for the three months ended December 31, 2021 was $65.9 million, compared to cash provided by operating activities of $62.5 million for the three months ended December 31, 2020. Cash provided by operating activities for the year ended December 31, 2021 was $165.2 million, compared to cash provided by operating activities of $146.6 million for the year ended December 31, 2020.
The increase in cash flow in both current year period is a result of improved EBITDA and changes in non-cash working capital. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(i)	2021	2020(i)
Accounts receivable	$(2,360)	$8,132	$(30,646)	$29,162
Contract assets	753	(2,913)	(2,751)	12,086
Inventories	4,808	896	(11,243)	2,476
Contract costs	1,580	(79)	(704)	(593)
Prepaid expenses and deposits	(252)	(50)	(735)	(953)
Accounts payable	5,478	6,155	31,232	(47,398)
Accrued liabilities	9,559	4,306	13,681	338
Contract liabilities	1,457	1,390	1,837	1,489
	$21,023	$17,837	$671	$(3,393)
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Investing activities
During the three months ended December 31, 2021, cash used by investing activities was $24.3 million, compared to $25.2 million in cash used by investing activities in the three months ended December 31, 2020. Current period investing activities largely relate to $26.4 million for the purchase of property, plant and equipment, offset by $1.5 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $27.3 million for the purchase of property, plant, equipment offset by $0.7 million in proceeds on disposal of property, plant and equipment.
During the year ended December 31, 2021, cash used by investing activities was $99.3 million, compared to $112.8 million used by investing activities during the year ended December 31, 2020. Current period investing activities largely relate to the acquisition of DGI for net cash consideration of $11.4 million and $112.6 million for the purchase of property, plant and equipment, partially offset by $17.1 million in proceeds from the disposal of property, plant and equipment and $7.1 million gain from settlement of the derivative financial instrument. Prior year investing activities included $117.1 million for the purchase of property, plant, equipment offset by $2.8 million in proceeds for the

Management's Discussion and Analysis December 31, 2021	M-14	North American Construction Group Ltd.

disposal of property, plant and equipment and $3.5 million of net repayments activity within the Nuna Group of Companies.
Financing activities
Cash used by financing activities during the three months ended December 31, 2021, was $40.0 million, which included $18.7 million of proceeds of long-term debt offset by $50.3 million of long-term debt repayments, and $7.3 million in finance lease obligation repayments. Cash used by financing activities for the three months ended December 31, 2020 was $33.7 million, which included $23.1 million of long-term debt repayments and $8.6 million in finance lease obligation repayments.
For the year ended December 31, 2021, cash used in financing activities was $92.8 million, which included $135.0 million of proceeds of long-term debt offset by $164.4 million of long-term debt repayments, $33.9 million in finance lease obligation repayments, $5.5 million of treasury share purchases and $16.5 million in share purchase program. Cash used by financing activities during the year ended December 31, 2020 was $4.5 million, driven by proceeds of long-term debt of $145.2 million offset by $82.3 million of long-term debt repayments, $34.6 million repayments towards finance lease obligations, $9.9 million of treasury share purchases and $1.0 million in financing costs.
Free cash flow
Free cash flow is a non-GAAP measure (see "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Three months		Year ended
	December 31		December 31,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Cash provided by operating activities	$65,895	$62,493	$165,180	$146,550
Cash used in investing activities	(24,301)	(25,158)	(99,269)	(112,827)
Capital additions financed by leases	—	—	(19,198)	(27,882)
Add back:
Growth capital additions	6,735	3,178	6,795	37,665
Acquisition of DGI (Aust) Trading Pty Ltd.	—	—	13,724	—
Free cash flow(i)	$48,329	$40,513	$67,232	$43,506
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Free cash flow for the year ended December 31, 2021 was $67.2 million driven by strong operating results and higher profitability with higher cash contributed from non-cash working capital, offset by investment in capital work in progress and joint ventures. Positive cash flow of $88.1 million was generated by adjusted EBITDA of $207.3 million, less sustaining capital additions of $102.2 million and cash interest paid of $17.0 million. Sustaining maintenance expenditures remained consistent with the expectations of the 2021 capital maintenance plan reflecting necessary maintenance in anticipation of our busy winter season. Changes in routine working capital balances were minimal for the year. The remaining difference primarily relates to the timing impacts of capital work in process and capital inventory which require initial cash investment as we continue to build our maintenance and component rebuild capabilities. The last factor in free cash flow was the timing of joint venture distributions which required working capital support over full year of 2021.
Free cash flow for the year ended December 31, 2020 was $43.5 million. Positive cash flow of $57.2 million was generated by adjusted EBITDA of $174.3 million, less sustaining capital additions of $98.7 million and cash interest paid of $18.5 million. The lower free cash flow in 2020 was a result of lower cash contributed from non-cash working capital and higher capital additions financed by leases.

Management's Discussion and Analysis December 31, 2021	M-15	North American Construction Group Ltd.

Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2021, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2021 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2022	2023	2024	2025	2026 and thereafter
Credit Facility	$120,831	$3,262	$4,270	$113,299	$—	$—
Convertible debentures	168,847	6,861	6,861	6,861	6,861	141,403
Mortgage	44,588	1,783	1,783	1,783	1,783	37,456
Promissory notes	13,907	5,320	5,307	2,500	780	—
Finance leases(i)	51,291	23,539	15,413	9,743	1,448	1,148
Operating leases(ii)	13,502	1,207	1,086	878	1,429	8,902
Non-lease components of building lease commitments(iii)	547	388	159	—	—	—
Financing obligations	50,379	15,236	15,236	15,573	4,334	—
Supplier contracts	8,013	8,013	—	—	—	—
Total contractual obligations	$471,905	$65,609	$50,115	$150,637	$16,635	$188,909
(i)Finance leases are net of receivable on heavy equipment operating sublease of $5,718 (2022 - $2,859; 2023 - $2,859).
(ii)Operating leases are net of receivables on subleases of $4,627 (2022 - $2,638; 2023 - $1,496; 2024 - 493).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $2,197 (2022 - $1,467; 2023 - $730). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $471.9 million as at December 31, 2021 have decreased from $498.4 million as at December 31, 2020 primarily related to a decrease of $119.0 million related to our Credit Facility, $8.3 million of financing obligations and $3.7 million of supplier contracts, offset by an increase in convertible debentures of $98.7 million and a mortgage of $10.2 million. For a discussion on our Credit Facility see "Credit Facility" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Credit Facility
On September 29, 2021, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $325.0 million with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity from October 8, 2023 to October 8, 2024, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, permitted amount of $150.0 million was expanded to include guarantees provided by us to a permitted joint venture, provided that value of such obligations shall not exceed the permitted amount.
Our Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.
•The first covenant is the senior leverage ratio ("Senior Leverage Ratio") which is Bank Senior Debt compared to Bank EBITDA.
◦"Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. "Bank EBITDA" is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.
◦The Senior Leverage Ratio must be less than or equal to 3.0:1 at Q4 2021 and thereafter. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

Management's Discussion and Analysis December 31, 2021	M-16	North American Construction Group Ltd.

•The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions and unfunded capital expenditures.
◦The Fixed Charge Coverage Ratio must be maintained at a ratio greater than 1.15:1.
•The calculation of both financial covenants excludes rental revenue of the wholly-owned subsidiary that owns our shop and head office complex.
As at December 31, 2021, we were in compliance with our financial covenants. The Senior Leverage Ratio was 1.48:1, in compliance with the maximum of 3.0:1. The Fixed Charge Coverage Ratio was 2.06:1, in compliance with the minimum of 1.15:1.
Borrowing activity under our Credit Facility
As at December 31, 2021, there was $110.0 million borrowed against our Credit Facility along with $33.9 million in issued letters of credit under our Credit Facility (December 31, 2020 - $220.0 million and $0.9 million, respectively) and the unused borrowing availability was $181.1 million (December 31, 2020 - $104.1 million).
Guarantee
On December 3, 2021, we entered into an agreement with a financial institution to provide a guarantee on a revolving equipment lease credit facility of $45.0 million for Mikisew North American Limited Partnership ("MNALP") to assist with a growing fleet of equipment in MNALP. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2021, the available balance on this facility was $28.1 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at February 11, 2022, there were 30,022,928 total voting common shares outstanding, which included 1,568,041 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (30,022,928 common shares, including 1,564,813 common shares classified as treasury shares at December 31, 2021). We had no non-voting common shares outstanding on any of the foregoing dates.
Options
Effective November 17, 2021, we terminated our Amended and Restated 2004 Share Option Plan. There were no options issued or outstanding as at the date of termination.

Management's Discussion and Analysis December 31, 2021	M-17	North American Construction Group Ltd.

Convertible debentures

	December 31, 2021	December 31, 2020
5.50% convertible debentures	$74,750	$—
5.00% convertible debentures	55,000	55,000
	$129,750	$55,000
On June 1, 2021, we issued $65.0 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9.8 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures.

The summarized terms of these convertible debentures are:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the year ended December 31, 2021, we realized a gain of $7.1 million (unrealized gain at December 31, 2020 of $4.3 million) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed on September 30, 2021.
Share purchase program
During the year ended December 31, 2021, we completed the Normal-Course Issuer Bid ("NCIB") which had commenced on March 12, 2020 with purchases and cancellations totaling 1,076,903 common shares, at an average price of $14.86. The transactions resulted in a decrease to common shares of $8,679 and a decrease to additional paid-in capital of $7,327 and completed the NCIB with the maximum number of authorized common shares being purchased and canceled.
On April 9, 2021, we commenced a NCIB under which a maximum number of 2,000,000 common shares were authorized to be purchased. As at December 31, 2021, we purchased and subsequently cancelled 37,000 shares under this NCIB, at an average price of $13.86 per share. This resulted in a decrease to common shares of $0.3 million and an increase to additional paid-in capital of $0.2 million. This NCIB will terminate no later than April 8, 2022.

Management's Discussion and Analysis December 31, 2021	M-18	North American Construction Group Ltd.

Backlog
The following summarizes our reconciliation of non-GAAP backlog as at December 31, 2021 and December 31, 2020.

(dollars in thousands)	December 31, 2021	December 31, 2020(i)
Performance obligations per financial statements	$141,440	$126,816
Add: undefined committed volumes	699,562	609,736
Backlog(i)	$841,002	$736,552

Revenue generated from backlog for the year end	$355,755	$309,783
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
We recognized $355.8 million of revenue from backlog during the year ended December 31, 2021, which included recognition of $290.5 million of backlog from 2020. Our backlog increased by $104.5 million from December 31, 2020. As at December 31, 2021, we expect that $481.6 million of our backlog reported above will be performed over 2022.
Our equity method investments also have a backlog of which our share was $830.9 million as at December 31, 2021 (December 31, 2020 - $194.9 million), resulting in a combined backlog of $1,671.9 million as at December 31, 2021 (December 31, 2020 - $931.4 million).
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2021	December 31, 2020(i)
Accounts receivable	$31,050	$3,808
Other assets	2,162	1,432
Accounts payable and accrued liabilities	286	5,296
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, and equipment rental revenue, and equipment and component sales. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2021 and 2020, revenue earned from these services was $356.6 million and $191.1 million, respectively.
OUTLOOK
Our strategic focus areas in 2022 remain::
•Safety - focus on people and relationships as we emerge from the pandemic, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
•Diversification - continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.

Management's Discussion and Analysis December 31, 2021	M-19	North American Construction Group Ltd.

The following table provides projected key measures for 2022 and actual results of 2021. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2021 Actual	2021 Stated Targets	2022 Outlook
Adjusted EBITDA	$207M	$205 - $215M	$215 - $245M
Adjusted EPS	$2.06	$1.95 - $2.15	$2.15 - $2.55
Sustaining capital	$102M	$95 - $105M	$110 - $245M
Free cash flow	$67M	$65 - $85M	$95 - $115M

Capital allocation measures
Growth capital and acquisitions	$25M	$25 - $35M	$nil - $35M
Deleverage	$17M	$15 - $35M	$50 - $80M
Shareholder activity(i)	$31M	n/a	$15 - $35M

Leverage ratios
Senior debt	1.5x	1.1x - 1.5x	0.9x - 1.4x
Net debt	1.8x	1.7x - 2.1x	1.2x - 1.7x
(i)Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.
Significant estimates and judgments made by us include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;
•the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;
•assumptions used in impairment testing; and
•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended overhead due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;

Management's Discussion and Analysis December 31, 2021	M-20	North American Construction Group Ltd.

•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for the year ended December 31, 2021 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for the year ended December 31, 2021.
Accounting pronouncements recently adopted
•Business Combinations
◦In October 2021, the FASB issued ASU 2021-08, Business Combinations. The accounting standard update was issued to improve the accounting for acquired revenue contracts with customers in a business combination. This update requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in according with Topic 606 - Revenue from Contract with Customers. The adoption of this new standard did not have an impact to the financial statements.
•Government assistance
◦In November 2021, the FASB issued ASU 2021-10, Government Assistance. The accounting standard update was issued to increase the transparency of government assistance including the disclosure of 1) the type of assistance, 2) an entity's accounting for the assistance, 3) the effect of the assistance on an entity's financial statement. The adoption of this new standard did not have a material impact to the financial statements.
Issued accounting pronouncements not yet adopted
•Debt with conversion and other options
◦In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. We are assessing the impact that the adoption of this standard may have on our consolidated financial statements.
For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our consolidated financial statements for the year ended December 31, 2021 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Management's Discussion and Analysis December 31, 2021	M-21	North American Construction Group Ltd.

Financial measures
Non-GAAP financial measures
We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.

Management's Discussion and Analysis December 31, 2021	M-22	North American Construction Group Ltd.

"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.

Management's Discussion and Analysis December 31, 2021	M-23	North American Construction Group Ltd.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2021 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2021, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2021, our internal control over financial reporting is effective. In accordance with the published guidance of the U.S. Securities and Exchange Commission (SEC), management's assessment of and conclusion on the effectiveness of our internal control over financial reporting did not include the internal controls of DGI, which is included in our 2021 consolidated financial statements and represented approximately 2% of total assets, 2% of revenues and 1% net income, respectively for the year ended December 31, 2021. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO. KPMG LLP's audit of internal controls over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of DGI.
Material changes to internal controls over financial reporting
In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the period ended December 31, 2021 that have materially affected, or are reasonably likely to affect, our ICFR.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.

Management's Discussion and Analysis December 31, 2021	M-24	North American Construction Group Ltd.

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, "intend", “possible”, "predict", "project", “will” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•our expectations that the seasonality of oil sands mine support revenues and non-oil sands mine support revenues will continue respectively as they have in the past;
•our belief that there is minimal risk in the collection of past due trade receivables;
•our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2022 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;
•statements regarding backlog, including our expectation that $481.6 million of our backlog will be performed over 2022; and
•all financial guidance provided in the "Outlook" section of this MD&A, including projections related to Adjusted EBITDA, Adjusted EPS, sustaining capital, free cash flow, deleveraging, growth capital and acquisitions, share purchases, Senior Debt and Net Debt.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.
There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.
These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•consistent or improved site access restrictions related to COVID-19 safety protocols;
•oil prices remaining stable and not dropping significantly in 2022;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;

Management's Discussion and Analysis December 31, 2021	M-25	North American Construction Group Ltd.

•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.
•Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The effects of the COVID-19 pandemic and the resulting measures taken by governments, customers and by the Corporation have increased the difficulty in obtaining skilled labour. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.
•Cashflow, Liquidity and Debt. As of December 31, 2021 we had $385.6 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may:
•limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;
•limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;
•limit our ability to post surety bonds required by some of our customers;
•place us at a competitive disadvantage compared to competitors with less debt;
•increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
•increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.
Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

Management's Discussion and Analysis December 31, 2021	M-26	North American Construction Group Ltd.

•Unit-price Contracts. Approximately 41%, 47% and 53% of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:
•site conditions differing from those assumed in the original bid;
•the availability and cost of skilled workers;
•the availability and proximity of materials;
•unfavorable weather conditions hindering productivity;
•equipment availability and timing differences resulting from project construction not starting on time; and
•the general coordination of work inherent in all large projects we undertake.
Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.
•Project Management. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.
•Customer Concentration. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 86% and 95% of our total combined revenue for the years ended December 31, 2021 and 2020, respectively.
•Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from

Management's Discussion and Analysis December 31, 2021	M-27	North American Construction Group Ltd.

performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.
•Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on its business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.
•Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.
•Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.
•Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.
•Labour Disputes. The majority of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In order to minimize this risk, NACG has no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

Management's Discussion and Analysis December 31, 2021	M-28	North American Construction Group Ltd.

•Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.
•Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
•Internal Controls Over Financial Reporting. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled “Internal Systems and Processes” in our MD&A for further details.
•Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. Despite our past success, there can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.
•Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.
•Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $nil relating to disputed claims or unapproved change orders.
•Heavy Equipment Demand. As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted

Management's Discussion and Analysis December 31, 2021	M-29	North American Construction Group Ltd.

to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.
•Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.
•Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.
•Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.
•Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.
•Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.
•Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

Management's Discussion and Analysis December 31, 2021	M-30	North American Construction Group Ltd.

•Risk Factors Related to COVID-19. While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
As required by US GAAP, we review our long-lived assets, including property, plant and equipment and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We detected impairment indicators at March 31, 2020, as a result of the recent uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. We completed an impairment test comparing the net carrying value of our long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At December 31, 2021, there were no indicators, as there had been no material declines in the operating environment or expected financial results as compared to March 31, 2020.
ADDITIONAL INFORMATION
Corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8.
Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

Management's Discussion and Analysis December 31, 2021	M-31	North American Construction Group Ltd.